FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Genoil Inc.

(Translation of registrant’s name into English)

2020, 633 — 6th Avenue S.W., Calgary, Alberta, Canada T2P 2Y5
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No: ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Genoil Inc. Registrant
Dated: August 18th, 2006	By:	/s/ David K. Lifschultz
Title: Chief Executive Officer

Genoil Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL POSITION
The following Management’s Discussion and Analysis (MD&A) of financial results as provided by the management of Genoil Inc. (“Genoil” or the “Company/Corporation”) should be read in conjunction with the unaudited interim consolidated financial statements and notes for the three and six months ended June 30, 2006 and 2005 and with the audited consolidated financial statements and notes for the year ended December 31, 2005. This commentary is based upon information available to August 18, 2006.
This MD&A complements and supplements the disclosures in our audited consolidated financial statements which have been prepared according to Canadian generally accepted accounting principles (“GAAP”).
References to “we”, “us” and “our” in this MD&A are to the Company and all references to dollars are in Canadian dollars, unless otherwise indicated. Additional information relating to the Company is available on SEDAR at www.sedar.com.
FORWARD-LOOKING STATEMENTS AND OTHER INFORMATION
Certain statements contained in this MD&A constitute forward-looking statements. Forward-looking statements are included under “Business Prospects and Outlook” and elsewhere in this MD&A. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “budget”, “plan”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar words suggesting future outcomes or statements regarding an outlook.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A.
The forward-looking statements contained in this MD&A are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OF THE CORPORATION
Genoil is primarily involved in the development and commercial applications of its proprietary heavy oil upgrading technology – the “Genoil Hydroconversion Upgrader” or “GHU”. The pilot upgrader has progressed through the development stage and the costs of commercialization are being expensed. The Company continues to focus its efforts on securing commercial applications for its heavy oil upgrading and oil-water separation technologies and exploring new avenues in energy related industries, while raising capital by way of capital stock private placements and short-term loans to fund its near term operations.
Silver Eagle Refining
Silver Eagle indicated their intent to terminate the Silver Eagle — Genoil Inc. Hydrocracking Process Agreement on December 20, 2005. Subsequently, the agreement was cancelled in March of 2006. Genoil arranged for a potential buyer to contact SE with the objective of a transfer of ownership in the subject refinery; however, to date, this action has not resurrected the Agreement. Genoil is currently evaluating its options in this regard.
Lukoil Testing
In August 2004 Lukoil-Komi LLC, a wholly-owned subsidiary of OAO Lukoil, based in the Republic of Komi, Russian Federation, approached Genoil expressing interest in constructing a field hydroconversion unit at its Yarega deposit. Initial interest was shortly followed by a request to conduct a series of tests on its heavy crude from the Yarega deposit using the Genoil Hydroconversion Unit (GHU). For that purpose Lukoil-Komi shipped 150 barrels of Yarega high sulphur heavy crude to Two Hills, Alberta.
Upon completion of the tests, the management of Lukoil-Komi was presented with an extensive report describing results of the tests and their operational conditions. A full crude assay was conducted by an independent laboratory using the sample collected before, during and after processing their crude in the Genoil Two Hills pilot facility, and the results exceeded the specifications set forth by Lukoil-Komi. Genoil’s engineers in collaboration with engineers at Stantec provided Lukoil-Komi with a pre-feasibility study that included a cost estimate for the proposed plant and a description of its configuration and the scope of supply.
Management has had several detailed and serious discussions with representatives of Lukoil. Lukoil visited Genoil’s offices in Edmonton in July 2006 for discussions on the Lukoil-Komi project. Lukoil-Komi requested a formal proposal from Genoil for a 60,000 BPD facility to be submitted to Lukoil-Komi by October 1, 2006. Lukoil is actively considering the project at this time.

Surge Global Energy Inc.
The Company signed a letter of intent with Surge Global. Surge Global controls a large amount of heavy oil reserves in the Athabasca Oil Sands region of Alberta. Genoil and Surge Global intend to build a hydroconversion upgrader (GHU) at Sawn Lake. The first step in this is to conduct a feasibility study. The testing of the Sawn Lake crude at the GHU pilot facility in Two Hills, Alberta, will begin after the test wells have been drilled and production tests are completed by Surge Global.
Presently, Surge Global is awaiting testing results to determine whether or not lifting the oil is economically feasible. Given economic test results, Genoil will undertake a cost estimate for the appropriate upgrading facility. Upon approval by Surge Global, the construction process will be initiated.
Velox Corporation
Through Velox (a corporation which Genoil controls), Genoil has proprietary rights to a hydrocyclone technology that provides upstream, high-speed separation of oil from water in the field. Velox has licensed this patented technology on an exclusive basis for applications in the oil industry. Also, Velox has developed a ballast cleaner, using the same hydrocyclone technology that separates oil from water using centrifugal force, combining it with a filtration section and ultra-violet ray section to kill bacteria and mussels to prevent the spread of infections or impurities that could potentially, ecologically damage sections of the world’s waters. Black Sea mussels have, in the past, been transported from that sea to the Great Lakes greatly damaging the Great Lakes with a mussel contagion that could not be stopped and inflicted great ecological damage. In view of this, international shipping regulations are predicted to require ships to adopt cleaning systems that will eliminate similar threats. Velox has built a prototype unit to cope with this problem. Preparations are currently underway for a test by the United States Coast Guard. Given successful test results, the contracting process will begin with Teekay Shipping Lines. The market has been estimated, in press reports, to be potentially in the neighbourhood of ten billion dollars.
Maxis Oil Water Separator
Genoil’s Maxis uses the hydrocyclone system to provide pre-treatment and de-watering of crude emulsions. The flexibility and versatility of Maxis technology allows the Maxis to be applied in a wide variety of industries and applications. Genoil will continue its product development phase for Maxis technology and begin work to apply Maxis to water cleanup and environmental cleanup applications as a part of its continued Maxis product development plan.
Two major foreign oil companies are presently evaluating the acquisition of their first units with possible follow up sales after successful installation and operation.
Crystal Oily Water Separators
Genoil’s Crystal water separator is a compact unit that is able to handle small volumes using a compartmental process. Genoil has initiated work on the Crystal 3-phase oil-water separation technology. Genoil has completed building and internal testing of the prototype Crystal separator and it is being sent for evaluation to the U. S. Coast Guard. The prototype has also been presented to a major tanker line for possible installation on their tankers. If the Coast Guard certifies the new bilge cleaner, Genoil will be able to commence marketing the technology. The bilge cleaner has a potential 84,000 ship market as all ships that ply the international waters may be outfitted with a device of this nature.
CORPORATE RISKS
None of the Company’s technologies are currently generating any revenue. The Corporation has accumulated losses of over $34 million to date and is not realizing any cash from operations, as it has not attained commercial operations from its various patents and technology rights.
The ability of the Corporation to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the Corporation’s ability to continue to raise the necessary capital to fund the commercialization of its patents and technology rights. There is no certainty that the Corporation will be able to raise the necessary capital.
The Company’s securities trade on both the TSX Venture Exchange (GNO) and the NASDAQ OTC Exchange (GNOLF).
Selected Quarterly Data $

	3Q-2005	4Q-2005	1Q-2006	2Q-2006

Expenses	1,555,552	4,291,833	2,068,812	2,547,386
Interest and other income	181	(733,718)	614	501
Loss	(1,555,371)	(5,025,551)	(2,068,198)	(2,546,885)
Loss per share	(0.01)	(0.02)	(0.01)	(0.01)
Cash flow from operations	(1,120,451)	(1,697,617)	(1,620,448)	(1,149,090)
Cash flow per share	(0.01)	(0.01)	(0.01)	(0.01)
Working capital (deficiency)	(1,698,078)	(2,700,315)	(2,243,429)	(1,688,531)
Long Term Debt	2,102,072	2,033,199	2,128,771	2,224,343
Total assets	7,813,496	6,155,904	6,161,181	5,464,250
Deficit	24,847,895	29,873,446	31,941,644	34,488,529
Selected Quarterly Data $

	3Q-2004	4Q-2004	1Q-2005	2Q-2005

Expenses	2,971,395	1,583,296	2,331,224	2,820,304
Interest and other income	—	—	16,792	2,287
Loss	(2,971,395)	(1,583,296)	(2,258,324)	(2,818,017)
Loss per share	(0.02)	(0.01)	(0.01)	(0.01)
Cash flow from operations	(549,885)	(375,663)	(1,938,241)	(1,193,644)
Cash flow per share	(0.01)	(0.01)	(0.01)	(0.01)
Working capital (deficiency)	(5,121,092)	(167,558)	(1,035,489)	(1,211,156)
Long Term Debt	—	1,815,356	1,910,928	2,006,500
Total assets	6,686,191	12,702,995	9,538,845	8,267,977
Deficit	17,366,829	18,950,125	20,474,507	23,292,524

CONTRACTUAL OBLIGATIONS
In accordance with terms of an arrangement entered into with a supplier pertaining to the provision and commission of a hydrogen generator relating to the operation of the Pilot Upgrader, the Company has recorded in its accounts payable a disputed liability of $137,491.
The Company has the below-listed operating lease commitments:

Time Period	$(000’s)

Less than 1 year	111.0
1 – 3 years	14.1
4 – 5 years	—

Total contractual obligations	125.1

CASH USED IN OPERATIONS AND LOSS
Genoil’s operations used $1,149,090 of cash for the quarter ended June 30, 2006, a $44,554 decrease from the $1,193,644 consumed in the same period of 2005. The Company is actively pursuing contracts for its GHU and as a consequence, the demand for cash will not diminish in the short-run and cash flow is expected to continue to be negative in the near term.

	Q2 2006	Q2 2005
Cash used in operations	$1,149,090	$1,193,644
For the quarter ended June 30, 2006, the loss from operations was $2,546,885 compared to $2,818,017 for the same period in 2005. The period over period decrease in loss is primarily due to the operating costs associated with (i) the Lukoil testing, (ii) the pilot upgrader, offset by higher expenses for administration, new additional executive management and their respective compensation, and an increased marketing initiative of the Genoil technologies.

	2006	2005

Net loss:	$(2,546,885)	$(2,818,017)
Basic	$(0.01)	$(0.01)
Diluted	$(0.01)	$(0.01)

REVENUE AND EXPENSES
Interest revenue of $501 was recognized in the second quarter of 2006 (2005 – $2,287) reflecting the short-term investment of the Company’s cash balance.
Expenses for the quarter ended June 30 totalled $2,547,386 in 2006 and $2,820,304 in 2005.

	Quarter Ended June 30 ($000s)
Pilot Upgrader	2006	2005
Total Expense	105	409

	Quarter Ended June 30
Administrative Costs	2006	2005
Office Expenses	216,612	167,709
Business development	196,034	176,431
Insurance	(482)	593
Legal	55,073	110,029
Salaries/Benefits	318,653	366,983
Professional Fees	182,969	235,142
Shareholder services	64,542	67,568

Total Expense	1,033,401	1,124,455

Decrease in Administrative costs is largely due to a decrease in legal and professional fees.
INTEREST EXPENSE
An imputed Interest charge is recognized at a rate of 12% per annum on the convertible debentures payable, which aggregated $95,572 in 2006 and $95,572 in 2005.
DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense for the quarter ended June 30, 2006 totalled $127,231 compared to $157,554 in 2005. The Company’s assets are depreciated or amortized on a declining balance method at rate of 10% per annum and 20% per annum, except for office equipment, which depreciates on a straight-line basis over a five-year period.
The Corporation regularly reviews the valuation and amortization of the patents and technology rights and has concluded that the amortization charges cover any other impairment in the value of its investments that may have occurred.

OPTIONS AND WARRANTS
During the quarter ended June 30, 2006 the corporation issued 4,117,500 options at a weighted average exercise price of $ 1.24 to employees, directors, and officers of the Company.
The fair value of options granted in 2006 was $1.27 per share using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield (2005 – zero dividend yield); expected volatility of 150% (2005 – 100%); risk-free rate of 3.5% (2005 – 3%); and expected life of 5 years (2005 – 5 years).
CAPITAL EXPENDITURES
Genoil capitalizes expenditures only when they are of a tangible nature or they relate to the acquisition of new technologies.
LIQUIDITY AND CAPITAL RESOURCES
Genoil’s business is capital intensive, requiring cash infusions on a regular basis as it seeks to grow, develop and market its technologies.
The Company used $1,149,090 of cash in its operations during the second quarter of 2006 (2005 – a use of $1,193,644). The Company expects to continue to have operating losses during the next year and expects to fund its operations in the near term from capital stock offerings and project loans.
At June 30, 2006, the Corporation had working capital defiency of $1,688,531, which includes $632,263 due to related parties.
At June 30, 2006, Genoil had 254,825,907 shares outstanding on a fully diluted basis – 212,316,860 basic, 26,338,501 stock options and 16,170,546 warrants/convertible instruments.
The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.
The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.
At August 18, 2006, the number of common shares of the Company outstanding and the number of common shares issuable pursuant to other securities of the Company outstanding are as follows:

Common Shares	Number
Outstanding	212,389,842
Issuable under options	26,338,501
Issuable under warrants	3,728,310
Issuable pursuant to convertible debentures	12,814,136
To preserve cash, the Corporation regularly enters into “shares for debt” exchanges with those of its creditors willing to accept such an arrangement. No specific number of shares has been reserved for the “shares for debt” program, but each transaction is conducted in accordance with Policy 4.3 – Shares for Debt of the TSX Venture Exchange.
RISKS AND UNCERTAINTIES
To date the Corporation has not achieved commercial operations from its various patents and technology rights. At June 30, 2006, the Corporation had working capital deficit of $1,688,531. The future of the Company is dependent upon its ability to obtain additional financing to fund the development of commercial operations.
Genoil has not earned profits to date and there is no assurance that it will earn profits in the future, or that profitability, if achieved, will be sustained. The commercialization of the Company’s technologies requires financial resources and there is no assurance that capital infusions or future revenues will be sufficient to generate the funds required to continue Genoil’s business development and marketing activities. If Genoil does not have sufficient capital to fund its operations, it may be required to forego certain business opportunities or discontinue operations entirely.
On February 9, 2006, a Statement of Claim was filed in the Court of Queen’s Bench of Alberta, with Genoil as the defendant, alleging a liability of $51,120 owing to the plaintiff on account of unpaid royalties and non-performance in respect of the execution of a further formal document evidencing the propriety of the royalty. Genoil denies each and every allegation and believes the lawsuit is without merit. Genoil is currently discussing this claim with the plaintiff and believes that a settlement of this matter is obtainable.
BUSINESS PROSPECTS AND OUTLOOK
The Company believes that progress towards commercialization of its technologies will allow it to raise the capital necessary to emerge from its historical financial challenges and attain profitable operations. The commercialization of Genoil’s GHU represents a key stage in the Company’s growth and is expected to be a turning point in its history. Until now, Genoil has principally been a technology development company, but commercialization has begun for one of Genoil’s most important technologies. Genoil intends to market its GHU at refinery locations throughout the world. Management estimates that there are approximately 13 million barrels per day of refinery bottoms and 9 million barrels per day of high sulphur heavy oil that have the potential to be desulphurized and upgraded to lighter products increasing the yield of transportation fuels available in each barrel of oil. Genoil believes that the GHU can have a substantial positive impact on the shortage of transportation fuels being experienced worldwide and assist the Western World in gaining greater energy independence.
Genoil believes that the Lukoil-Komi LLC relationship could potentially lead to a 250,000 BPD processing engagement with the first phase consisting of a 60,000 BPD stand alone facility. Genoil’s test of Lukoil’s crude was very successful in achieving unusually high rates of conversion of the crude’s pitch component thus achieving API upgrading targets sought by Lukoil.
In China, Genoil signed an MOU (Memorandum of Understanding) with Hebei Zhongie Petrochemical pursuant to a 30,000 barrel a day refinery. Genoil is working on this project now and China’s representatives are planning to visit Genoil’s facilities in Alberta during 2006.
Genoil is in discussions with several of the Gulf States, and Genoil management has had in depth meetings with the leading oil companies in numerous of these markets. Management is optimistic that the interest that has been shown in Genoil’s Hydroconversion Upgrader in the Gulf States could lead to business in the future. PDVSA in Venezuela continues to show interest in the GHU. Discussions are ongoing with PEMEX, Valero and Petrochina, with management wanting to continue Genoil’s progress in the Chinese market by establishing a strategic relationship with Petrochina and Sinopec. Oman Refining Corp, Qatar Petroleum, BABCO in Bahrain, TNK-BP in Russia, and many others are in various stages of discussion.
Genoil is also in discussion on other projects. They center on Genoil sharing in the ownership of heavy oil assets in exchange for the utilization of the GHU technology at cost.
CRITICAL ACCOUNTING ESTIMATES
In the preparation of the financial statements, it was necessary for Genoil to make certain estimates that were critical to determining our assets, liabilities and net income. None of these estimates affect the determination of cash flow but do have a significant impact in the determination of net income.
The significant accounting policies used by the Company are disclosed in the notes to the Company’s consolidated financial statements. Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion outlines such accounting policies and is included in this MD&A to aid the reader in assessing the critical accounting policies and practices of the Company and the likelihood of materially different results being reported. The Company’s management reviews its estimates regularly.
The following significant accounting policies outline the major policies involving critical estimates.

IMPAIRMENT OF LONG LIVED ASSETS
The Company has adopted the CICA Handbook Section 3063, Impairment of Long-Lived Assets. This requires the Company to assess the impairment of long-lived assets, which consist of upgraders, patents and technology rights, and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used are measured by a comparison to the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the assets exceeds its fair value.
ACCOUNTING CHANGES
No changes in accounting policies were made in the first six months of 2006.
FAIR VALUE MEASUREMENT
(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, due to related parties, note payable, and convertible debentures. The fair value of the financial instruments other than convertible debentures approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the convertible debentures was calculated using discounted cash flow analysis and approximates the carrying value, as the implicit interest rate is similar to current market rates.

(b)	Credit risk

The Company is exposed to credit risk with respect to its cash and receivables. Receivables are comprised substantially of goods and services tax credits receivable from a Canadian tax agency and cash is placed with a major Canadian financial institution, both of which management believes mitigates the risks associated with these financial instruments.

(c)	Interest rate risk

The Company is not exposed to significant interest rate price risk due to the short-term maturity of its monetary assets and liabilities and due to the convertible debenture not bearing interest.

(d)	Foreign currency risk

The Company translates the results of its foreign operations into Canadian currency using rates approximating the average exchange rate for the year. The exchange rates may vary from time to time creating foreign currency risk. At June 30, 2006, the Company had certain obligations denominated in U.S. dollars and there were no contracts in place to manage this exposure. At June

30, 2006, the Company had approximately US$2,000 (2005 — $97,300) cash on hand and US$43,707 (2005 — $127,052) included in accounts payable and accrued liabilities, which is subject to foreign exchange fluctuation.
RELATED PARTY TRANSACTIONS
See note 6 and note 11 to the consolidated interim financial statements at June 30, 2006.
CRITICAL ACCOUNTING DISCLOSURE
As at the financial period ended June 30, 2006, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at June 30, 2006 to provide reasonable assurance that material information relating to the Company would be made known to them by others within those entities.

Unaudited interim Consolidated Financial Statements of

GENOIL INC.

Three and six-months ended June 30, 2006

For the three and six months ended June 30, 2006
Responsibility for Financial Statements
The accompanying unaudited interim Consolidated Financial Statements of Genoil Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these principles are set out in note 2 to the financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these consolidated financial statements have been fairly presented.
The auditors of Genoil Inc. have not performed a review of the unaudited interim consolidated financial statements for the three and six months ended June 30, 2006.

GENOIL INC.
Consolidated Balance Sheets

	June 30,	December 31,
	2006	2005
		(audited)
Assets:

Current assets
Cash	$102,043	$455,632
Accounts receivable	37,610	99,383

	139,653	555,015

Upgraders (note 3)	2,206,415	2,322,540

Patents and technology rights (note 4)	3,024,303	3,183,478

Office equipment (note 5)	93,879	94,871

	$5,464,250	$6,155,904

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$1,195,921	$1,678,550
Due to related parties (note 11)	632,263	118,383
Convertible notes (note 6)	—	1,458,397

	1,828,184	3,255,330

Convertible debentures (note 7)	2,060,707	2,033,199

Shareholders’ equity:
Share capital (note 8)	25,714,077	21,665,406
Warrants to purchase common shares (note 9)	555,708	1,052,984
Contributed surplus (note 10)	9,794,103	8,022,431
Deficit	(34,488,529)	(29,873,446)

	1,575,359	867,375

	5,464,250	6,155,904

See accompanying notes to consolidated financial statements.

“David K. Lifschultz”	“Brian D. Korney”

Director	Director

GENOIL INC.
Consolidated Statements of Loss

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
		(Restated)		(Restated)
Revenue:
Interest	$501	$2,287	$1,115	$19,079

Expenses:
Pilot upgrader	105,045	409,480	212,680	1,262,769
Administration	1,033,401	1,124,455	2,115,366	1,974,729
Stock based compensation (note 8)	1,172,894	1,022,066	1,771,672	1,097,430
Interest and accretion of convertible debentures (note 7)	108,815	106,809	231,692	211,332
Warrants issued to note holder	—	—	—	234,761
Depreciation and amortization	127,231	157,554	284,788	314,399

	2,547,386	2,820,304	4,616,198	5,095,420

Loss for the period	$(2,546,885)	$(2,818,017)	$(4,615,083)	$(5,076,341)

Loss per share:
Basic and diluted	$(0.01)	$(0.02)	$(0.02)	$(0.03)

Consolidated Statements of Deficit

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005

Deficit, beginning of period	$(31,941,644)	$(21,208,449)	$(29,873,446)	$(18,950,125)

Loss for the period	2,546,885	2,818,017	4,615,083	5,076,341

Deficit, end of period	$(34,488,529)	$(24,026,466)	$(34,488,529)	$(24,026,466)

See accompanying notes to consolidated financial statements.

GENOIL INC.
Consolidated Statements of Cash Flows

	Three months ended		Six months ended
	June 30,		June 30,
	2006	2005	2006	2005
		(restated)		(restated)
Cash provided by (used in):

Operations:
Loss for the period	$(2,546,885)	$(2,818,017)	$(4,615,083)	$(5,076,341)
Non-cash items:
Depreciation and amortization	127,231	157,554	284,788	314,399
Interest charges on note payable	—	96,572	—	8,951
Accretion of convertible debenture	s 95,572	95,572	191,144	191,144
Accretion of convertible notes	—	—	27,305	—
Stock-based compensation	1,172,894	1,022,006	1,771,672	1,097,430
Warrants issued to lender	—	—	—	234,761
Changes in non-cash working capital	2,098	349,240	(429,367)	97,770

Cash used in operations	(1,149,090)	(1,193,644)	(2,769,541)	(2,397,943)

Financing:
Issue of common shares		80,250		(3,033,942)
Due to investors	—	—		2,384,114
Options, warrants and debentures exercised	1,714,586	—	3,387,759	—
Conversion of notes (note 6)	(1,485,702)	—	(1,485,702)	—
Share issue expense	—	—	—	57,000
Advances from (repayment to) related parties	396,464	(72,811)	513,880	(1,234,194)

	625,347	7,439	2,415,936	(1,827,784)
Investments:
Additions to:
Hydroconversion upgrader	—	(798,811)	—	(1,073,194)
Pilot upgrader	—	—	—	—
Office equipment	8,496	(14,175)	8,496	—

	8,476	(812,986)	8,496	(1,073,194)

Increase (decrease) in cash	(523,731)	(1,970,216)	353,589	(5,298,921)

Cash, beginning of period	625,774	2,309,515	455,632	5,638,220

Cash, end of period	$102,043	$339,299	$102,043	$339,299

Cash payments for:
Interest	$—	$—	$—	$—

Non-cash items not included in the statements of cash flows are as follows:

Issuance of common shares on settlement of debts	$46,875	$—	$143,750	$93,147

See accompanying notes to consolidated financial statements.

GENOIL INC.
Notes to Consolidated Financial Statements
Three and six months ended June 30, 2006
General:
The Corporation’s financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The following disclosures are incremental to the disclosures included in the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and notes thereto in the financial statements for the year ended December 31, 2005.
1.	Nature of Business and Ability to Continue as a Going Concern

Genoil Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a technology development company focused on providing innovative solutions to the oil and gas industry through the use of proprietary technologies. The Company’s business activities are primarily directed on development and commercialization of the upgrader technology, which is designed to economically convert heavy crude oil into light synthetic crude. The Company is listed on the TSX Venture Exchange under the symbol GNO as well as the OTC Bulletin Board using the symbol GNOLF.OB.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at June 30, 2006, the Company has a working capital deficiency of $1,688,531, has incurred a loss of $2,546,885 (2005 — $2,818,017) for the quarter ended June 30, 2006, and has accumulated losses of $34,488,529 (2005 — $24,026,466) since inception.

The ability of the Company to continue as a going concern is in substantial doubt and dependent on achieving profitable operations, commercializing its upgrader technology, and obtaining the necessary financing in order to develop this technology further. The outcome of these matters cannot be predicted at this time. The Company will continue to review the prospects of raising additional debt and equity financing to support its operations until such time that its operations become self-sustaining, fund its research and development activities, and ensure the realization of its assets and discharge of its liabilities. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

The Company is not expected to be profitable during the ensuing twelve months and therefore must rely on securing additional funds from either issuance of debt or equity financing for cash consideration.

The consolidated financial statements do not reflect adjustments in carrying values and classifications of assets and liabilities that would be necessary should the Company not be able to continue its operations.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 2
Three and six months ended June 30, 2006
2.	Significant accounting policies
(a)	Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owed United States subsidiary Genoil (USA), Inc., together with a 50.1% interest in Velox Corporation (an inactive company with no significant assets or liabilities). All intercompany transactions and balances have been eliminated

The 2005 comparative figures have been restated to reflect the adoption in the 2005 audited financial statements for the retirement of the Note Payable.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(c)	Upgraders and office equipment

The upgraders and office equipment are recorded at cost. Renewals and betterments are capitalized. Repairs and maintenance costs are charged to operations as incurred. Amortization and depreciation are provided using the following methods and annual rates:

Upgraders	- 10% declining balance
Office equipment	- 20% straight line

(d)	Patents and technology rights

Patents are recorded at cost and are amortized over ten years on a declining balance basis. Pending patent costs are not amortized until the patents are registered.

Technology rights are recorded at cost. Amortization is provided over ten years on a declining balance basis.

(e)	Impairment of long-term assets

The Company has adopted the CICA Handbook Section 3063, Impairment of Long-Lived Assets. This requires the Company to assess the impairment of long-lived assets, which consist of upgraders, patents and technology rights, and office equipment, whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of assets to be held and used are measured by a comparison to the carrying value of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the assets exceeds its fair value.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 3
Three and six months ended June 30, 2006
2.	Significant accounting policies — continued
(f)	Foreign currency translation

Accounts of foreign operations, which are considered financially and operationally integrated, are translated to Canadian dollars using average rates for the year for revenue and expenses, except depreciation and amortization which are translated at the rate of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in earnings. Monetary assets are translated at current exchange rates and non-monetary assets are translated using historical rates of exchange.

(g)	Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria, the Company consider technological feasibility to be established only when a product demonstrates it operates under conditions that are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

(h)	Stock-based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of the revised Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, Stock-Based Compensation and Other-Stock-Based Payments, which requires the Company to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002 and to account for the grants as compensation expense in its financial statements.

The Company uses the Black-Scholes option-pricing model to determine the fair value of options granted. See note 9 for details of assumptions used in the calculations.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 4
Three and six months ended June 30, 2006
2.	Significant accounting policies — continued
(i)	Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases (the temporary difference). Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

(j)	Loss per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the reporting period. Weighted average number of shares is determined by relating the portion of time within the reporting period that common shares have been outstanding to the total time in that period. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the reporting period. The weighted average number of shares outstanding is then adjusted by the net change.

For the quarter ended June 30, 2006 and 2005, potentially dilutive common shares (relating to convertible notes and debentures as well as options and warrants outstanding at period end) totaling 29,694,911 (2005 – 55,261,590) were not included in the computation of loss per share because their effect was anti-dilutive. Therefore, basic and diluted loss per share is the same for the periods presented.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 5
Three and six months ended June 30, 2006
2.	Significant accounting policies — continued
(k)	Asset retirement obligation

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related long-lived asset.

As at June 30, 2006 and 2005, the Company had no asset retirement obligations.

(l)	Convertible instruments
The equity and liability components of convertible instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the effective interest method. Detachable warrants issued in conjunction with the convertible instrument are recorded at fair value using the Black-Scholes stock price valuation model, and classified as a separate component of shareholders’ equity.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 6
Three and six months ended June 30, 2006
3.	Upgraders:

		Pilot Upgrader		Hydroconversion upgrader
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2003	$3,549,948	$(874,599)	$2,675,349	$—	$—	$—	$2,675,349
Additions	199,004	—	199,004	819,478	—	—	1,018,482
Depreciation	—	(277,485)	(277,485)	—	—	—	(277,485)

Balance, December 31, 2004	3,748,952	(1,152,084)	2,596,868	819,477	—	819,477	3,416,345
Additions	(15,413)	—	(15,413)	1,371,951	—	1,371,951	1,356,539
Depreciation	—	(258,916)	(258,916)	—	—	—	(258,916)
Write-down				(2,191,428)		(2,191,428)	(2,191,428)

Balance, December 31, 2005	$3,733,540	$(1,411,000)	$2,322,540	$—	$—	$—	$2,322,540
Depreciation	—	(64,729)	(64,729)	—	—	—	(64,729)

Balance March 31 2005	$3,733,539	$(1,475,731)	$2,257,809	$—	$—	$—	$2,257,811
Depreciation	—	(51,396)	(51,396)	—	—	—	(51,396)

Balance, June 30, 2006	$3,733,539	$(1,527,127)	$2,206,412	$—	$—	$—	$2,206,415

Recovery of the upgraders costs remain uncertain. Recovery of these costs depends on the implementation of commercial applications for the upgrader and ultimately attaining profitable operations.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 7
Three and six months ended June 30, 2006
4.	Patents and technology rights:

		Patents			Technology rights
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net	Total

Balance, December 31, 2003	$856,201	$(201,291)	$654,910	$6,238,437	$(1,177,436)	$5,061,001	$5,715,911
Additions	448	—	448	391,700	—	391,700	392,148
Depreciation	—	(65,513)	(65,513)	—	(388,436)	(388,436)	(453,949)
Write-down	—	—	—	(2,405,000)	288,088	(2,116,912)	(2,116,912)

Balance, December 31 2004	856,649	(266,804)	589,845	4,225,137	(1,277,784)	2,947,353	3,537,198
Additions		—	—	—	—	—	—
Depreciation	—	(58,985)	(58,958)	—	(294,735)	(294,735)	(353,720)

Balance, December 31 2005	$856,649	$(325,789)	$530,860	$4,225,137	$(1,572,519)	$2,652,618	$3,183,478
Depreciation	—	(14,749)	(14,749)	—	(73,685)	(73,685)	(88,434)

Balance March 31 2006	$856,649	$(340,538)	$516,111	$4,255,137	$(1,646,204)	$2,578,933	$3,095,044
Depreciation	—	(11,795)	(11,795)	—	(58,946)	(58,946)	(70,741)

Balance, June 30 2006	$856,349	$(352,332)	$504,317	$4,255,137	$(1,705,150)	$2,519,987	$3,024,303

The patents include fluid gas integration, crude oil and bitumen treatment and oil-water separation. These patents expire from 2019 to 2021.

The Corporation has the worldwide rights, except for Europe, for oil-water separation technology. The term of these rights ranges from 5 to 10 years, depending on the country.

Recovery of the patents and technology rights costs remain uncertain. Recovery of these costs depends on the commercial application of its patents and technology rights and ultimately attaining profitable operations.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 8
Three and six months ended June 30, 2006
5.	Office equipment:

	Office	Accumulated
	Equipment	Depreciation	Total

Balance, December 31, 2003	$80,098	$(29,620)	$50,478
Additions	14,570	—	14,570
Depreciation	—	(11,467)	(11,467)

Balance, December 31, 2004	94,668	(41,087)	53,581
Additions	58,161	—	58,161
Depreciation	—	(16,871)	(16,871)

Balance, December 31, 2005	$152,829	$(57,958)	$94,871
Additions			$—
Depreciation	$—	$(4394)	$(4,394)

Balance March 31, 2006	$152,829	$(62,352)	$(90,477)
Additions	8,496	—	8,496
Depreciation	—	(5,094)	(5,094)

Balance, June 30, 2006	$161,325	$(67,446)	$93,879

GENOIL INC.
Notes to Consolidated Financial Statements, Page 9
Three and six months ended June 30, 2006
6.	Convertible notes:

	Face		Carrying
	Amount	Discount	Accretion	Value

Convertible note 1 (note (a))	$750,000	$(25,819)	$24,890	$749,071
Convertible note 2 (note (b))	750,000	(26,738)	13,369	736,631

	$1,500,000	$(52,557)	$38,259	$1,485,702

(a)	On October 24, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note was due on April 6, 2006 and had an interest rate of 12% per annum. The note could be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The Company could require conversion of the note, if the Company’s common share trading price exceeded $1.55 per share, based on the weighted average trading price for the day on the TSX Venture Exchange for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $724,181 on the date the agreement was signed. The residual portion of the proceeds of $25,819 was allocated to the conversion option and was recorded as debt discount with the corresponding charge to contributed surplus.

During the year ended December 31, 2005, the Company recorded accretion expense of $10,954 to its fair value. In 2006 an additional accretion of $13,936 was recognized prior to conversion.
In April 2006, the Company issued 1,800,000 common shares on the settlement of amounts owing to a director and officer of the Company, related to convertible instruments entered into in 2005.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 10
Three and six months ended June 30, 2006
6.	Convertible notes: — continued
(b)	On December 23, 2005, the Company issued a $750,000 convertible note to a company controlled by a director and officer of the Company. This convertible note was due on June 24, 2006 and had an interest rate of 12% per annum. The note could be converted to common shares of the Company at a rate of $0.44 per share at any time prior to maturity. The note holder also received 426,000 warrants entitling them to purchase the same number of shares at a price of $0.85 per share at any time prior to July 24, 2006. The Company could require conversion of the note, if the Company’s common share trading price exceeded $1.55 per share, based on the weighted average trading price for the day on the TSX Venture Exchange for 30 consecutive trading days during the term of the note.

The fair value of the repayment obligation, being the present value of the future principal and interest payments using a discount factor of 19.5%, was estimated to be $723,262 on the commitment date. To estimate the fair value of the warrants, the Company used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 77%; risk-free rate of 3.8%; and expected life of 0.5 years, resulted in a fair value of $1,150. The residual portion of the proceeds of $25,588 was allocated to the conversion option. Both the warrants and conversion option was recorded as debt discounts and was accreted over the term of the debt.

In 2006 an accretion of $13,369 was recognized prior to conversion.
In May 2006, the Company issued 1,764,204 common shares on the settlement of amounts owing to a director and officer of the Company, related to convertible instruments entered into in 2005.

Also see Related party transactions (note 11)

GENOIL INC.
Notes to Consolidated Financial Statements, Page 11
Three and six months ended June 30, 2006
7.	Convertible debentures:

On December 23, 2004 the Corporation received $5,638,220 and issued non-interest bearing convertible debentures. The debentures mature in December 2014 and are convertible at any time prior to December 23, 2014 into common shares at $0.44 per share. The Corporation can require conversion of the debentures if the common share-trading price exceeds $1.55 per share during the term. The debenture holders were issued 3,203,534 warrants entitling them to purchase 3,203,534 common shares at a price of $0.85 per share at any time prior to December 23, 2009.

The fair value of the repayment obligation, being the present value of the future principal payment using a discount factor of 12%, was estimated to be $1,815,356 at December 31, 2004. The fair value of the warrants was estimated to be $834,153. To estimate the fair value of the warrants, the Corporation used the Black-Scholes option-pricing model with the following assumptions: zero dividend yield; expected volatility of 100%; risk-free rate of 3%; and expected life 10 years.

The fair value of the holders’ conversion options was $2,988,710, being the residual amount of the proceeds received.

In the second quarter of 2005, the Corporation recorded $95,572 of accretion of the debenture to its face value as a financing expense.

At June 30, 2006 a total of 371,900 shares have been issued on conversion of $163,636, a portion of these debentures.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 12
Three and six months ended June 30, 2006
8.	Share capital:

(a)	Authorized:

An unlimited number of common shares without par value

(b)	Issued:

Changes in the share capital are as follows:

	Number of
	Shares	Amount

Balance, December 31, 2005	196,051,227	21,665,406
Warrants exercised	2,605,927	446,674
Conversion of debentures	371,900	163,636
Stock options exercised	8,547,436	1,129,625
In settlement of payables
Directors, officers and employees	343,152	96,875
Warrant conversion	—	493,026

Balance, March 31, 2006	207,919,642	$23,995,242
Warrants exercised	25,675	3,851
Stock options exercised	766,666	137,609
In settlement of payables
Directors, officers and employees	40,409	46,875
Conversion of notes	3,564,204	1,526,250
Warrant conversion	—	4,250

Balance, June 30, 2006	212,316,860	25,714,077

The legal capital of the Corporation exceeds the stated capital by $15,200,000.

(c)	Stock-based compensation:

The Corporation has a stock option plan for directors, officers, employees and consultants. The board may fix the term and vesting conditions of each option when the option is granted, but the term cannot exceed 10 years from the date upon which the option is granted. The maximum number of common shares that may be reserved for issuance in aggregate pursuant to options granted under the plan is fixed at 37,600,000 and the maximum number of common shares that may be optioned to any one person, in aggregate at any one time is 5% of the total number of common shares issued and outstanding on the date of the grant.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 13
Three and six months ended June 30, 2006
8.	Share capital: — continued
Changes in the stock options outstanding for the six months ended June 30, 2006 are as follows:

		Weighted
	Number	Average
	of	Exercise
	Options	Price

Outstanding, December 31, 2005	27,180,103	0.19
Granted to employees, directors and officers	5,355,000	0.46
Cancelled	(1,000,000)	0.30
Exercised	(8,547,436)	0.14

Outstanding, March 31, 2006	22,987,667	$0.26
Granted to employees, directors and officers	4,117,500	1.24
Exercised	(766,666)	0.23

Outstanding, June 30, 2006	26,338,501	$0.42

The options granted to directors, officers and employees may be exercised over five years from the date of granting and expire from time to time to February 2010. The weighted average remaining contractual life of the options at June 30, 2006 is approximately 3 years. The options granted to consultants vest immediately.

The fair value of options granted in 2006 was $2,869,596 (2005 — $1,170,330) using the Black Scholes option-pricing model with the following weighted average assumptions: zero dividend yield; expected volatility of 150%; risk-free rate of 3%; and expected life of five years.

(d)	Per share amounts:

Per share amounts have been calculated based on the weighted average number of shares outstanding. The weighted average shares outstanding for the period ended June 30, 2006 was 205,897,948 (2005 – 190,076,243).

In computing diluted loss per share, no shares were added to the weighted average number of common shares outstanding, as they are anti-dilutive.

GENOIL INC.
Notes to Consolidated Financial Statements, Page 14
Three and six months ended June 30, 2006
9.	Warrants to purchase common shares:

		Average
	Number of	Exercise
	Warrants	Price

Outstanding, December 31, 2005	6,359,912	$0.55	1,052,984
Transfer to share capital on exercise of warrants	2,605,927	0.17	493,026

Outstanding balance, March 31, 2006	3,753,985	$0.17	$559,958
Transfer to share capital on exercise of warrants	25,675	0.17	4,250

Outstanding balance, June 30, 2006	3,728,310	$0.17	$555,708

10. Contributed surplus:

Balance, December 31, 2005	$8,022,431
Stock options issued to employees, officers and directors	598,778

Balance March 31, 2006	$8,621,209
Stock options issued to employees, officers and directors	1,172,894

Balance, June 30, 2006	$9,794,103

11.	Related party transactions:

Due to related parties:

	June 30,	December 31,
	2006	2005

Directors	$57,375	$58,125
Companies controlled by directors	574,888	60,258

	$632,263	$118,383

GENOIL INC.
Notes to Consolidated Financial Statements, Page 15
Three and six months ended June 30, 2006
12.	Financial instruments:

The Corporation is exposed to foreign currency fluctuations as certain of its obligations are U.S. dollar denominated. At June 30, 2006 there were no contracts in place to manage this exposure.

Fair value estimates are made as of a specific point in time, using specific available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. For cash, accounts receivable, accounts payable and accrued liabilities and due to related parties the carrying amounts approximate the fair value due to the short maturity of these instruments.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, David K. Lifshultz, as Chief Executive Officer of Genoil Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc., (the issuer) for the interim period ending June 30, 2006.

2.	Based on my knowledge, the interim flings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
a.	Designed such disclosure controls and procedures, or cause them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: August 18, 2006

(signed) “David K. Lifshultz”
David K. Lifschultz
Chief Executive Officer
Genoil Inc.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Kirk R. Morgan, as Chief Financial Officer of Genoil Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Genoil Inc., (the issuer) for the interim period ending June 30, 2006.
2.	Based on my knowledge, the interim flings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:
a.	Designed such disclosure controls and procedures, or cause them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.
Date: August 18, 2006

(signed) “Kirk R. Morgan”
Kirk R. Morgan
Chief Financial Officer
Genoil Inc.